SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, $.00001 par value per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

James H. Desnick, M.D.

Chairman of the Board

Medical Management of America, Inc.

P.O. Box 1759

Highland Park, IL 60035-1759

Telephone no. (847) 433-8307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    20741M03

1)	Names of Reporting Persons James H. Desnick, M.D.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) OR 2(e)	☐
6)	Citizenship or Place of Reorganization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 1,177,870 8) Shared Voting Power 9) Sole Dispositive Power 1,177,870 10) Shared Dispositive Power

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,177,870 shares
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 9.79%
14)	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, $.0001 par value per share (“Common Stock”), of Conmed Healthcare Management, Inc. (the “Company”), whose address for its principal executive office is 7250 Parkway Drive, Suite 400, Hanover, MD 21076, and a Warrant issued by the Company to purchase up to 91,570 shares of Common Stock (the “Warrant”), plus such additional number of shares of Common Stock as may become issuable pursuant to the “anti-dilution” provisions of the Warrant.

Item 2.	Identity and Background.

The principal occupation of James H. Desnick, M.D. (“JHD”) is serving as Chairman of Medical Management of America, Inc., a company wholly owned by him engaged in investing in companies in the health care field and in real estate. JHD is a citizen of the United States. The address of the principal office of JHD is provided on the cover page of this statement.

During the last five years, JHD has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds for the purchase of the shares of Common Stock and the Warrant which are the subject of this filing came from JHD’s personal funds.

Item 4.	Purpose of Transaction.

JHD acquired beneficial ownership of the shares of Common Stock and the Warrant which are the subject of this filing for investment purposes and with a view to engage in discussion with management and the Board of Directors of the Company concerning the business and future plans of the Company, generally, and with regard to strategies and actions that JHD believes will enhance the Company’s business, governance, oversight and shareholder value. Such actions could include, without limitation, nominating candidates for director of the Board of Directors of the Company and assisting the Company in obtaining business opportunities.

JHD and a major investor in the Company have also discussed the possibility of seeking to have the Company compensate JHD with shares of Common Stock or warrants to purchase such shares for any business opportunities that JHD may facilitate. In addition, the Warrant which is a subject of this filing provides for issuance of additional shares of Common Stock of the Company upon exercise pursuant to the “anti-dilution” provisions thereof. Except for the foregoing, JHD no current plan or proposal with respect to the Company that relates to or would result in any transaction or matter listed in Item 4 of Schedule 13D of the Securities and Exchange Commissions. JHD reserves the right to change plans and take any and all actions that he may deem appropriate to maximize the value of his investment including among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company, in each case in the open market or in privately negotiated transactions or formulating other plans or proposal and subject to JHD’s investment plans, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. JHD may also take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer.

JHD owns 1,086,300 shares of Common Stock, representing approximately 9.1% of the shares of Common Stock actually outstanding, and the Warrant for the purchase of up to 91,570 shares of Common Stock representing, together with the shares owned by him, approximately 9.79% of the total of the shares of Common Stock outstanding plus such number of shares issuable under the Warrant.

JHD has sole power to vote and dispose of the shares of Common Stock held by him and, after exercise of the Warrant, would have the sole power to vote and dispose of the shares of Common Stock thereby acquired.

JHD acquired the 1,086,300 shares of Common Stock and the Warrant from another investor in the Company for a total consideration of $2,850,772.10.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above in this report, there are no contracts, arrangements, understandings or relationships between JHD and any person with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 24, 2008

/s/ James H. Desnick
James H. Desnick, M.D.

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